April 25, 2007

VIA EDGAR FILING

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	School Specialty, Inc.
Form 10-K fiscal year end April 29, 2006
Filed July 12, 2006
File No. 000-24385

Dear Mr. Moran:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 19, 2007, concerning the Annual Report on Form 10-K for year ended April 29, 2006 (the “Form 10-K”) of School Specialty, Inc. (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In our response, we have agreed to change or supplement the disclosures in our future filings in light of the Staff’s views. We continue to believe our prior filings are accurate in all material respects and comply with applicable disclosure rules and regulations promulgated by the SEC and Generally Accepted Accounting Principles (“GAAP”) in the United States of America. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

Following is the Company’s response to the Comment Letter:

Form 10-K April 29, 2006

Note 8 – Securitization of Accounts Receivable, page 51

1.

Reference is made to your response to comment 2 in our letter dated March 20, 2007. Please do not eliminate the column “Repayments under accounts receivable securitization.” Instead, please revise your disclosure to clarify, if true, that the repayments under accounts receivable securitization represent collections made by the company as part of the servicing agreement. In addition, please clarify that these receipts collected on behalf of the conduits are netted with proceeds due from the securitization of your accounts receivable in the consolidated statements of cash flows. In this regard, please confirm to us that a legal right of offset exists, as set forth in FIN 39, with respect to the amounts collected and amounts due the company.

Company Response –

The Company will retain the column in its disclosure. Additionally, the Company will clarify that this column represents collections made by the Company, as part of the servicing agreement. In future disclosures, the Company will state that new proceeds are netted with receipts collected by the Company, as servicer, on behalf of the conduit in the consolidated statements of cash flows.

The Company confirms to the SEC that a legal right of offset exists, as agreed between the parties, and evidenced by Article II, Section 2.2, Payments and Collections, Collections Prior to Amortization of the Receivables Purchase Agreement dated as of November, 22, 2000 (as amended, restated or modified from time to time). This agreement states, in part, that collections received by the Servicer (the Company) shall be set aside and held in trust by the Servicer for Reinvestment (in new receivables) as agreed between the Sellers and Purchasers. On each settlement date, the Servicer remits to the Agent’s account (Bank One, agent for the Purchasers) amounts set aside during the preceding Settlement Period (weekly, as agreed between the parties) that have not been subject to a Reinvestment.

The Company confirms that it meets all of the conditions of FIN 39 regarding “right of setoff” including: determinable amounts, right and intent to offset and enforceable by law and may therefore continue to present Proceeds sold under the receivables securitization, net in Cash flows from operating activities.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (920) 882-5854. You may alternatively contact Kevin Baehler, Corporate Controller at (920) 882-5882.

Sincerely,

/s/ David G. Gomach
David G. Gomach
EVP / CFO

cc:	James Stuart, Deloitte & Touche, LLP
Dennis Connolly, Godfrey & Kahn, S.C.
David Vander Zanden, President and CEO